Exhibit (a)(3)

                              KALMIA INVESTORS, LLC
                         601 CARLSON PARKWAY, SUITE 200
                              MINNETONKA, MN 55305
                                 (800) 547-0854

December 1, 2003

Dear fellow Westin Hotel Limited Partnership Unitholder,

We are the largest Unitholder of Westin Hotels Limited Partnership (the "Partnership"), beneficially owning approximately 13.7% of the Units. We have recently written to you, expressing our concern over the conflict of interest between the Partnership's General Partner and Starwood. Starwood's tender offer and consent solicitation have only heightened this conflict of interest. We are writing again to urge you not to tender to Starwood and not to consent to Starwood's proposed changes.

You may not be aware of important recent developments.

     1. On November 18, 2003, a lawsuit was filed against Starwood and the General Partner in the Southern District of New York by two limited partners who are unrelated to us. The lawsuit alleges, among other things, that Starwood's tender offer and consent solicitation violate the SEC's tender offer and proxy rules, and that Starwood and the General Partner have breached their fiduciary duties to the Unitholders and violated the limited partnership agreement.

     2. In light of this lawsuit, we have requested the General Partner to provide us with information regarding the operations of the Partnership in order to enable us to review any potential irregularities in the operations of both the Westin Chicago and St. Francis hotel, irregularities in any related party transactions and compliance with the hotel management agreements.

     3. On November 24, Starwood requested a meeting with the General Partner and its advisor, Houlihan Lokey, to review Houlihan Lokey's opinion that Starwood's tender offer is not fair to Unitholders from a financial point of view. This is an amazing request. Since the General Partner's sole officers and directors are Starwood employees, Starwood is effectively requesting a meeting with itself! Kalmia has asked to be present at any such meeting.

     4. We believe the conflict of interest between the General Partner and Starwood is clear. The General Partner has made no recommendation as to Starwood's offer. However, the General Partner's financial advisor has concluded that Starwood's offer is not fair from a financial point of view. More importantly, the General Partner has stated it believes certain aspects of Starwood's Offer are coercive. Should the General Partner not immediately move to protect the interests of the Unitholders, Kalmia will consider exercising its right under the Partnership Agreement to call for a vote to remove the General Partner.

In the meantime, we urge you not to tender your Units to Starwood and not to consent to Starwood's proposed changes.

                                          Very truly yours,

                                          Kalmia Investors, LLC